Mail Stop 6010
Via Facsimile and U.S. Mail

February 19, 2008

Mr. Kevin R. Callahan
Chairman and Chief Executive Officer
Affirmative Insurance Holdings, Inc.
4450 Sojourn Drive, Suite 500
Addison, Texas 75001

> **Re: Affirmative Insurance Holdings, Inc.**
> **Form 10-K for fiscal year ended December 31, 2006**
> **File No. 000-50795**

Dear Mr. Callahan:

We have reviewed your January 11, 2008 response to our November 13, 2007 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-K for fiscal year ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 56

1.   We acknowledge your responses to prior comments one and three. Please provide us the revised disclosure in response to these two comments and identify the filing in which you intend to first include it.

Notes to Consolidated Financial Statements

Note 6. Reinsurance, page 96

2.   We acknowledge your response to prior comment four. As requested in our prior letter, please provide us revised disclosure to include the specific risks transferred, the resulting accounting classifications and the revenue recognition method

utilized. Ensure that your revised disclosure includes that required by paragraphs 18 and 19 of SOP 98-7. Identify for us the filing in which you intend to first include these disclosures.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant